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                                                     Commission File No. 1-14812


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              ___________________


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002


                              ___________________


                           GLOBAL-TECH APPLIANCES INC.
    (Exact Name of Registrant as Specified in its Charter and Translation of
                         Registrant's Name into English)


                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

         21/F., Citicorp Centre, 18 Whitfield Centre, 18 Whitfield Road,
                             Causeway Bay, Hong Kong
                    (Address of principal executive offices)


                              ___________________


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F [X]                   Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes [_]                          No [X]








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     Attached hereto as Exhibit 1 and incorporated by reference herein is the
Registrant's press release dated July 8, 2002, announcing the Registrant's unaudited financial results for the fiscal year ended March 31, 2002 and its plans to install an OLED display pilot production line.

     Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's press release dated October 1, 2002, announcing the Registrant's filing of a notification of late filing with the Securities and Exchange Commission.

     Attached hereto as Exhibit 3 and incorporated by reference herein is the Registrant's press release dated October 15, 2002, announcing the Registrant's filing of its Form 20-F with the Securities and Exchange Commission and its unaudited financial results for the first quarter of fiscal 2003 ended June 30, 2002.

     Attached hereto as Exhibit 4 and incorporated by reference herein is the Registrant's Quarterly Report for the Three Months ended June 30, 2002, including financial statements and Management's Discussion and Analysis.

     Attached hereto as Exhibit 5 and incorporated by reference herein is the Registrant's press release dated October 18, 2002, announcing the Registrant's licensing of Luxell Technologies Inc.'s Black Layer(R) technology.

     Attached hereto as Exhibit 6 and incorporated by reference herein is the Registrant's press release dated November 1, 2002, announcing the Registrant's agreement to sell Lite Array, Inc.'s TFEL display business.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   November 18, 2002

                                          GLOBAL-TECH APPLIANCES INC.

                                          By:       /s/ Brian Yuen
                                             -----------------------------------
                                                        Brian Yuen
                                                   Assistant Secretary

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                                  EXHIBIT INDEX

Exhibit Number     Description                                      Page Number

       1           Press Release dated July 8, 2002                       5

       2           Press Release dated October 1, 2002                    9

       3           Press Release dated October 15, 2002                  10

       4           Quarterly Report for the Three Months ended
                       June 30, 2002                                     14

       5           Press Release dated October 18, 2002                  28

       6           Press Release dated November 1, 2002                  30

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